GLOBAL ENGINE GROUP HOLDINGS LTD

March 1, 2023

Lauren Pierce

Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Engine Group Holding Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed January 11, 2023

File No. 333-266919

Dear Ms. Pierce:

This letter is in response to the letter dated February 17, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Form F-1 filed February 8, 2023

Management, page 69

1.	We note that, in response to our prior comment 1, Mr. Lee signed the registration statement in the capacity of Principal Financial Officer and Principal Accounting Officer. Please disclose clearly, if true, that he is currently serving as your acting Principal Financial Officer and Principal Accounting Officer.

Response: We respectfully advise the Staff that we have revised the disclosures on page 69 of the Registration Statement to disclose that Andrew, LEE Yat Lung currently serves as acting Principal Financial Officer and Accounting Officer of the Company and Mr. Lee serves in such capacity until we appoint a Chief Financial Officer upon the effectiveness of the Registration Statement.

General

2.	You disclose on page ALT-1 that selling shareholders will be offering the shares at $4.50 per share but state on the cover page that the selling shareholders will be offering the shares at prevailing market prices or privately negotiated prices after close of the initial public offering. Please clarify.

Response: We respectfully advise the Staff that we have revised the disclosure on page Alt-1 of the Registration Statement to clarify that any shares sold by the selling shareholders will occur at prevailing market prices or in privately negotiated prices after close of the initial public offering and listing of our ordinary shares on Nasdaq, and such sales by the selling shareholders will not occur until after our ordinary shares begin trading on Nasdaq.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

cc: Arila Zhou

Robinson & Cole LLP